SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly Held Company

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 27, 2026

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem’”) hereby submits a proposal (“Proposal”) in relation to the matters contained in the agenda of Braskem’s Extraordinary General Meeting, to be held on April 27, 2026, at 10:00 a.m., in an exclusively digital manner, pursuant to article 5, paragraph 2, item I, and article 28, paragraphs 1, 2 and 3 of Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), through digital platform Webex (“Digital Platform” and “Meeting”, respectively).

The Meeting will be held exclusively in a digital format, given that such format, in the judgment of the Management, reduces the shareholders’ participation costs, facilitating and contributing to a greater attendance of the Company’s shareholder base at the Meeting and, therefore, potentially increasing the representativeness of the resolutions to be adopted.

The Company clarifies that, pursuant to article 9, sole paragraph, of the Bylaws, Class “A” and “B” preferred shares shall be entitled to vote at this Meeting and shall vote jointly with the common shares on the resolutions regarding the matters on the Agenda.

1.           Amendment to the caput of Article 1 of the Bylaws to reflect the change of the Company’s legal domicile to the City of São Paulo, State of São Paulo

The Company’s Management proposes that the Shareholders resolve on the amendment to the caput of Article 1 of the Company’s Bylaws to reflect the change of the Company’s legal domicile from the Municipality of Camaçari, State of Bahia, to the City of São Paulo, State of São Paulo.

The proposed amendment arises primarily from: (i) the fact that the Company’s administrative headquarters and senior leadership are located in the city of São Paulo; and (ii) the existence, in São Paulo, of a court system with greater specialization in corporate disputes, which tends to increase predictability and efficiency in the handling of potential disputes

The origin and justification for the proposed amendment, as well as a marked-up version of the Bylaws provisions reflecting the proposed changes, pursuant to Article 12, item II, of CVM Resolution 81, are detailed in the comparative table included in Annex I to this Proposal. A copy of the Bylaws highlighting the proposed changes, pursuant to Article 12, item I, of CVM Resolution 81, is included in Annex II to this Proposal.

2.           Amendment to the caput of Article 16 of the Bylaws to align the deadline provided therein with the deadline for submitting documents for participation in digital shareholders’ meetings, as established by CVM regulations

It is also proposed to amend the caput of Article 16 of the Bylaws in order to establish that the deadline provided therein for shareholders to participate in general meetings shall be up to 2 (two) days prior to the date on which the meeting is held. This deadline is consistent with the deadline set forth in Article 6, paragraph 3 of CVM Resolution No. 81, which allows the Company, in digital shareholders’ meetings, to require the submission of documents necessary for shareholders’ admission up to 2 (two) days before the date of the meeting.

The origin and justification for the proposed amendment, as well as a marked-up version of the provisions of the Company’s Bylaws reflecting the proposed changes, pursuant to Article 12, item II, of CVM Resolution 81, are detailed in the comparative table included in Annex I to this Proposal. A copy of the Bylaws highlighting the proposed amendments, pursuant to Article 12, item I, of CVM Resolution 81, is included in Annex II to this Proposal.

3.           Amendment to Article 24 of the Bylaws to enhance the rules regarding the replacement of board members in the event of a vacancy;

The Company’s Management further proposes to the Shareholders the amendment of Article 24 of the Bylaws to provide that, in the event of a vacancy on the Board of Directors, the substitute shall be the respective alternate director, except in the event another substitute is appointed by the remaining Board members, in line with Article 150 of the Brazilian Corporations Law. Such substitute may or may not be one of the alternate directors, subject to the provisions of any Shareholders’ Agreements filed at the Company’s headquarters, and shall serve until the first General Meeting, at which time his or her nomination may be ratified or replaced by the shareholders.

The origin and justification of the proposed amendments, as well as the marked-up version of the provisions of the Company’s Bylaws with the proposed changes, pursuant to article 12, item II of CVM Resolution 81, are detailed in the comparative table included in Annex I of this Proposal. A copy of the Bylaws highlighting the proposed amendments, pursuant to Article 12, item I, of CVM Resolution 81, is included in Annex II to this Proposal.

4.           Inclusion of an Arbitration Clause and corresponding amendments to the Company’s Bylaws; and

The Company’s Management proposes to the Shareholders, lastly, the inclusion of an arbitration clause in the Company’s Bylaws, as well as the corresponding adjustments necessary to align the Bylaws with such clause, in order to establish arbitration and the use of the Market Arbitration Chamber, pursuant to its rules, as the means for resolving disputes involving the Company, its shareholders, officers, members of statutory bodies with technical or advisory functions, and members of the Fiscal Council, as provided for in the clause.

The inclusion of an arbitration clause aligns with the governance practices required under the Listing Rules of B3’s Novo Mercado segment, which embody the highest standards of corporate governance, and aims to establish a more specialized, swift, and appropriate mechanism for resolving corporate disputes involving the Company its shareholders, officers, members of statutory bodies with technical or advisory functions, and members of the Fiscal Council.

Without prejudice to the inclusion of the arbitration clause, it is proposed that urgent measures, prior to the constitution of the arbitral tribunal, must be submitted exclusively to the Judiciary, and that the competent forum for such measures shall be the Judicial District of the Capital of the State of São Paulo.

As a result of this proposal, it is also proposed to amend Articles 21, 30, 33, and 44 of the Bylaws to provide that the terms of office of the members of the Board of Directors, the Statutory Compliance and Audit Committee, the Executive Board, and the Fiscal Council must include their submission to the arbitration clause, in addition to the renumbering of provisions of the Bylaws

The origin and justification of the proposed amendments, as well as the marked-up version of the provisions of the Company’s Bylaws with the proposed changes, pursuant to article 12, item II of CVM Resolution 81, are detailed in the comparative table included in Annex I of this Proposal. A copy of the Bylaws highlighting the proposed amendments, pursuant to Article 12, item I, of CVM Resolution 81, is included in Annex II to this Proposal.

Pursuant to Article 136-A, caput, in conjunction with §2, item II, of the Brazilian Corporations Law, shareholders holding common shares and class ‘B’ preferred shares issued by the Company who dissent from the resolution approving the inclusion of an arbitration clause in the Bylaws are entitled to withdraw from the Company upon reimbursement of the book value of their shares in accordance with Article 45 of the Corporations Law. Nevertheless, given that the Company’s shareholders’ equity is negative, as shown in the most recent financial statements approved by the General Meeting (as of December 31, 2024), as well as in the most recently disclosed financial statements (as of September 30, 2025), the withdrawal right shall not apply.

5.           Due to the amendments approved in items 1 to 4 above, resolution on the consolidation of the Company’s Bylaws, including renumbering articles and paragraphs as applicable.

The Company’s Management proposes to the Shareholders, in light of the amendments approved above, that they resolve on the consolidation of the Company’s Bylaws, including the renumbering of articles and paragraphs as applicable.

A copy of the Bylaws highlighting the proposed amendments, pursuant to Article 12, item I, of CVM Resolution 81, is included in Annex II to this Proposal. The consolidated version of the Bylaws is included in Annex III to this Proposal.

Shareholders’ Participation:

The Meeting will be held exclusively digitally, for which reason the Shareholder's participation can only be:

(a)       via remote voting ballot (“Ballot”), with detailed instructions regarding the documentation required for remote voting provided in the Ballot, which can be accessed on the Company website (www.braskem-ri.com.br), CVM website (www.cvm.gov.br) and B3 website (www.b3.com.br); and

(b) via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 28, paragraphs 2 and 3 of CVM Resolution 81, in which case the Shareholders may: (i) simply take part in the Meeting, whether or not they have sent the Ballot; or (ii) participate and vote at the Meeting, noting that, for the Shareholders who have already sent the Ballot and wish to vote at the Meeting, all voting instructions received by Ballot will be disregarded.

Documents necessary to access the Digital Platform:

The Shareholders that wish to take part in the Meeting must send to e-mail address braskem-ri@braskem.com, with a request for receipt confirmation, at least two (2) days in advance of the date scheduled for the Meeting, that is, by April 25, 2026, the following documents:

(i)	evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares;

(ii)	if the Shareholder is (a) an individual, the Shareholder’s identity document; or (b) legal entity, instrument of incorporation, bylaws or articles of incorporation, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office that prove the powers of representation;

(iii)	if the Shareholder is an investment fund, the fund rules with the information referred to above, pertaining to its administrator or manager, according to the representation rules foreseen in the fund’s regulation;

(iv)	additionally, in case the Shareholder (individual, legal entity or investment fund) is represented by an attorney-in-fact, (i) the respective power of attorney, granted in compliance with article 126, paragraph 1, of the Brazilian Corporations Law; and (b) identity document of the attorney-in-fact; and

(v)	with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the entity with authority.

Pursuant to article 6, paragraph 3, of CVM Resolution 81, access to the Digital Platform shall be forbidden to Shareholders that do not submit the necessary participation documents within the deadline set forth herein.

The Company explains that it shall waive the sending of the physical counterparts of the Shareholders’ representation documents to the Company’s offices, as well as the authenticity certification of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above.

The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

Below we describe detailed information about the deadlines and procedures for participating in the Meeting:

(a)       via remote voting ballot: The Company will adopt the remote voting in accordance with CVM Resolution 81, allowing its Shareholders to submit their votes:
(i) through their respective custody agents or through the central depository;
(ii) through the Company’s shares registrar (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, No. 3,500, 3rd floor, São Paulo, ZIP Code 04538-132, with shareholder support available at the phone numbers 3003-9285 (for capitals and metropolitan regions) or 0800 720 9285 (other locations through the website https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/atendimento/perguntas-frequentes or email PreAtendimentoEscritural@itau-unibanco.com.br); or
(iii) directly to the Company:
(iii.1) by physical delivery, by sending to the office located at Rua Lemos Monteiro, No. 120, 24th floor, City of São Paulo, State of São Paulo, ZIP Code 05501-050; or
(iii.2) by electronic means, to the email braskem-ri@braskem.com, with a receipt confirmation request, as per the instructions contained in the Ballot itself.

(b)        via Digital Platform: the Shareholders that wish to take part in the Meeting must send the request to the Company through e-mail braskem-ri@braskem.com, with a request for receipt confirmation, at least two (2) days in advance of the date set for the Meeting to be held, that is, by April 25, 2026, which must also be properly accompanied by all of the Shareholder’s documents for participation in the Meeting (as detailed above, in the Call Notice and in the Manual to Participate in the Meeting), noting that access to the Digital Platform shall be forbidden for shareholders that do not submit the necessary participation documents within the deadline set herein, pursuant to article 6, paragraph 3, of CVM Resolution 81.

The Company shall send, through the Digital Platform, individual invitations to access the said Digital Platform and the respective access instructions to the Shareholders who have submitted their request within the deadline and under the conditions mentioned above, as already set forth in the Manual for Participation in the Meeting.

The Shareholder who participates through the Digital Platform or whose remote voting ballot has been deemed valid by the Company shall be considered present at the Meeting, entitled to exercise their respective voting rights, and a signatory of the respective Minutes of the Meeting, pursuant to article 47, paragraph 1 of CVM Resolution 81.

If the Shareholder that has properly requested to participate does not receive from the Company the email with instructions for access and participation in the Meeting at least 24 hours prior to its scheduled time (i.e., by 10:00 a.m. on April 26, 2026), they must contact the Company by phone at +55 (11) 3576-9531 — in any event, before 08:00 a.m. on April 27, 2026, so that the respective access instructions may be resent (or provided over the phone).

The Company shall provide technical support in case the Shareholders have any problems participating in the Meeting. However, the Company takes no responsibility for any operational or connection issues the Shareholder may face, nor for any other possible matters not related to the Company, which may hinder or prevent the Shareholder from participating in and voting at the Meeting.

The Company also recommends that the Shareholders become familiar with the use thereof beforehand, as well as that they ensure the compatibility of their electronic devices with the use of the platform (by video and audio).

Additionally, the Company asks the Shareholders to, on the day of the Meeting, access the Webex Digital Platform at least 15 (fifteen) minutes before the time scheduled for the Meeting to start, to enable access validation and participation of all Shareholders using it.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

* * *

ANEXO	PÁGINA
ANNEX I – Report on the amendments to the Company’s Bylaws detailing the origin and justification of the proposed amendments and analyzing their legal and economic effects, in table format, pursuant to Article 12, item II, of CVM Resolution 81.	5
ANNEX II – Copy of the Company's Bylaws highlighting the proposed amendments, pursuant to Article 12, item I, of CVM Resolution 81.	7
ANEXO III – Consolidated Bylaws of the Company.	41

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly Held Company

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 27, 2026

ANNEX I

Report detailing the origin and justification of the proposed amendments to the Company's Bylaws and analyzing their legal and economic effects, presented in table format, pursuant to Article 12, item II of CVM Resolution 81.

Current Wording	Proposed Wording	Rationale of the Proposed Amendment

Article 1

BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

Article 1

BRASKEM S.A., a publicly listed company, with headquarters ~~and under the jurisdiction~~ of the Municipality of Camaçari, State of Bahia, and legal domicile in the Municipality of São Paulo, State of São Paulo, is governed by these bylaws and by the appropriate legislation.

The amendment seeks to align the Company’s legal domicile with the location of its administrative headquarters and senior leadership, which are based in the city of São Paulo. Changing the competent legal domicile to São Paulo allows for greater proximity between the Company’s administrative center and the handling of any disputes involving the Company. The change also takes into account the well-recognized specialization of the corporate courts in the city of São Paulo.

Article 16

Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to eight (8) days prior to the holding of the said Meeting.

Article 16

Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to two ~~eight~~ (2 ~~8~~) days prior to the holding of the said Meeting.

The amendment aims to shorten the deadline for submitting the documents required for shareholders to participate in general meetings, in order to align it with the deadline set forth in Article 6, §3 of CVM Resolution No. 81, which allows the Company, in digital meetings, to require the submission of documents for shareholders to be admitted to the meeting up to 2 (two) days prior to its date.

Article 21

The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted.

Sole Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office.

Article 21

The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted.

First ~~Sole~~ Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office.

Second Paragraph - The instrument of investiture of the members of the Board of Directors shall include their submission to the arbitration clause referred to in these Bylaws.

The proposed amendment aims solely to reflect the binding of the members of the Board of Directors to the arbitration clause set forth in the new version of the Company’s Bylaws.

Article 24

In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in nominated by the remaining Members from among the alternate Members, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

Article 24

In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in nominated by the remaining Members pursuant to Article 150 of Law No. 6,404/76 ~~from among the alternate Members~~, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

The proposal provides that, in the event of a vacancy in the position of director, the substitute shall be the respective alternate, while allowing the remaining directors to appoint another substitute, in line with Article 150 of the Brazilian Corporations Law, who may or may not be one of the alternate directors. The substitute shall serve until the first General Meeting, at which his or her appointment may be ratified or replaced by the shareholders.

Article 30

The Company will have a permanent Compliance and Audit Committee set pursuant to the Bylaws, advisory body directly linked to the Board of Directors, composed of five (5) members elected by the Board of Directors.

(…)

No previous correspondence

Article 30

The Company will have a permanent Compliance and Audit Committee set pursuant to the Bylaws, advisory body directly linked to the Board of Directors, composed of five (5) members elected by the Board of Directors.

(…)

Third Paragraph - The instrument of investiture of the members of the Statutory Compliance and Audit Committee shall include their submission to the arbitration clause referred to in these Bylaws.

The proposed amendment aims solely to reflect the binding of the members of the Statutory Compliance and Audit Committee to the arbitration clause set forth in the new version of the Company’s Bylaws.

Article 33

The Executive Board officers will have a term of office of three (3) years.

Sole Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the polices in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

Article 33

The Executive Board officers will have a term of office of three (3) years.

First ~~Sole~~ Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the polices in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

Second Paragraph - The instrument of investiture of the Officers shall include their submission to the arbitration clause referred to in these Bylaws.

The proposed amendment aims solely to reflect the binding of the Statutory Officers to the arbitration clause set forth in the new version of the Company’s Bylaws.

Article 44

The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting.

First Paragraph - The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the polices in effect at the Company, remaining in their posts with full exercise of their duties until their substitutes take office.

Article 44

The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting.

First Paragraph - The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the polices in effect at the Company, and the instrument of investiture shall include their submission to the arbitration clause referred to in these Bylaws, remaining in their posts with full exercise of their duties until their substitutes take office.

The proposed amendment aims solely to reflect the binding of the fiscal board members to the arbitration clause set forth in the new version of the Company’s Bylaws.

No previous correspondence

Article 50

The Company, its shareholders, managers, members of statutory bodies with technical or advisory functions, and the members of the fiscal board, whether effective or alternate members, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, in accordance with its rules, any dispute that may arise among them related to or arising from their capacity as issuer, shareholders, managers, members of statutory bodies with technical or advisory functions, and members of the fiscal board, whether effective or alternate members, especially those arising from the provisions of Law No. 6,385/76, Law No. 6,404/76, the Company’s Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil, and the Brazilian Securities and Exchange Commission, as well as other applicable rules governing the functioning of the capital markets in general.

Sole Paragraph – Without prejudice to the validity of this arbitration clause, any request for urgent measures by the parties, prior to the constitution of the Arbitral Tribunal, shall be submitted exclusively to the Judiciary, it being certain that the forum elected for such measures is the Courts of the Capital of the State of São Paulo.

The inclusion of the arbitration clause in the Company’s Bylaws is in line with the governance practices required by the B3 Novo Mercado Listing Rules, which contain the highest standards of corporate governance, and is intended to establish a more specialized, swift, and adequate mechanism for resolving corporate disputes involving the Company, its shareholders, managers, members of statutory bodies with technical or advisory functions, and members of the fiscal board. Without prejudice to the foregoing, the proposal provides that any request for urgent measures must be submitted to the Judiciary, in the courts of the Capital of the State of São Paulo.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly Held Company

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 27, 2026

ANNEX II

Copy of the Company's Bylaws with the proposed amendments clearly highlighted, pursuant to article 12, item I of CVM Resolution 81.

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1

BRASKEM S.A., a publicly listed company, with headquarters ~~and under the jurisdiction~~ of the Municipality of Camaçari, State of Bahia, and legal domicile in the Municipality of São Paulo, State of São Paulo, is governed by these bylaws and by the appropriate legislation.

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the B3 Level 1 Listing Regulation (“Regulation”).

Second Paragraph – The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.

Article 2

The objectives of the Company are as follows:

a)	the manufacture, commercialization, distribution, import and export of chemical products, petrochemicals, thermoplastic resins, their respective compounds, processed and derived products, including those from biotechnology and renewable sources, as well as recycled products;

b)	production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services;

c)	production, distribution and trading of electricity for its own consumption and for third-party companies;

d)	the taking of holdings in other companies, as a holder of quotas or share;

e)	the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives, natural gas derivatives, or raw materials from renewable or circular sources;

f)	the transportation, including maritime and river navigation, representation and consignment of chemical and petrochemical products, thermoplastic resins, their respective compounds, processed and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers, including biotechnology and from renewable sources, as well as recycled products;

g)	the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company;

h)	the provision of services related to the activities above and similar ones; and

i)	research, development, licensing, and direct or indirect exploitation of (i) proprietary or third-party technologies in the fields of chemistry, petrochemistry, plastics, biotechnology, biorefinery, energy and/or related to the activities above or in businesses adjacent to the corporate purpose; (ii) business models and/or digital technologies related to the activities above or in businesses adjacent to the corporate purpose.

Article 3

The Company’s term of duration is unspecified.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 4

The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty cents (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and seven thousand, eight hundred and thirty-four (797,207,834) shares, of which 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, three hundred and forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) class “A” preferred shares; and four hundred and seventy-eight, seven hundred and ninety (478,790) class “B” preferred shares.

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class “A” preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”).

Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76.

Article 5

The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

Article 6

All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No 6,404/76.

Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish: (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted.

Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Article 7

Subscription and payment in full for the shares will be subject to the following criteria:

a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis;

b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation;

c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase;

d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting;

e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares;

f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders;

g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Article 8

Each common share carries the right to one vote on the decisions of the General Meeting.

Article 9

Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges:

a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “g” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 46, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year;

b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article;

c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “g” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article;

d) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock;

e) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock;

f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription;

g) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

CHAPTER III

JOINT SALE RIGHTS.

Article 10

In the event that the controllers of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 11

Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the ceding party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s).

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

Article 12

The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court Resolution or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

CHAPTER IV

PERMANENT BODIES OF THE COMPANY

Article 13

The following are permanent bodies of the Company:

a) the General Meeting;

b) the Board of Directors;

c) the Executive Board;

d) the Fiscal Board.

CHAPTER V

THE GENERAL MEETING

Article 14

The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.

Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law.

Article 15

Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.

Article 16

Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to two ~~eight~~ (2 ~~8~~) days prior to the holding of the said Meeting.

First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission.

Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of Article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.

Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.

Article 17

The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

(i)	altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided;

(ii)	creation of classes of preferred shares more favorable than the existing classes;

(iii)	conversion of preferred shares into common shares of the Company;

(iv)	participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76;

(v)	amendment to the Company’s bylaws;

(vi)	increase or reduction of the Company’s Capital of Stock beyond the limit of the authorized capital, as well as redemption or amortization of its shares;

(vii)	transformation, consolidation, spin-off, merger or merger of shares involving the Company;

(viii)	increase or reduction in the number of members in the Company’s Board of Directors;

(ix)	Resolution of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation;

(x)	alteration of the dividends policy or the minimum mandatory dividends set forth in the Company’s bylaws;

(xi)	issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiv, below;

(xii)	decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held Company;

(xiii)	appraisal of the assets which the shareholder contributes to the Capital of Stock increase;

(xiv)	election and substitution of members of the Board of Directors and Fiscal Council; and

(xv)	fix determination of the annual compensation of administrators.

CHAPTER VI

THE BOARD OF DIRECTORS

Article 18

The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, whether resident of Brazil or not, who are elected and may be removed from office at any time by the General Meeting.

First Paragraph – At least twenty percent (20%) of the members of the Board of Directors shall be independent directors, in accordance with the definition contained in the Company's policies.

Second Paragraph – When, by virtue of compliance with the percentage referred to in Paragraph 1 above, the result is a fractional number of directors, there shall be made a rounding up to the subsequent whole number.

Third Paragraph – The directors elected by separate vote shall be considered independent.

Article 19

The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph – The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulation.

Article 20

The election of the members of the Board of Directors shall be carried out through a slate system, and individual voting for candidates shall be prohibited, except for the right to separate election provided for in Article 141, paragraphs 4 and 5 of Law No. 6,404/76, when applicable.

First Paragraph – For clarification purposes, the provision in the caput shall not apply to the individual replacement of up to the majority of the seats on the Board of Directors due to vacancies.

Second Paragraph – In the election referred to in this Article, only the following may run: (a) the slate nominated by the Board of Directors, observing, when applicable, the provisions of the Shareholders’ Agreements filed at the Company’s headquarters; and (b) the slate or slates nominated, as provided for in paragraph 4 of this Article, by any shareholder or group of shareholders.

Third Paragraph – The Board of Directors shall, by the date of the call notice for the General Meeting convened to elect all members of the Board of Directors, disclose in the management proposal or other materials made available for the Meeting the names of the candidates included in the slate proposed by the Board of Directors and provide the information and documents required by applicable law and regulations.

Fourth Paragraph – The shareholder or group of shareholders wishing to propose an alternative slate to run for the Board of Directors must, at least 25 (twenty-five) days prior to the date scheduled for the General Meeting, submit in writing to the Board of Directors, with a copy to the Company’s Investor Relations Officer, the nomination of the candidates on their proposed slate, accompanied by the information and documents required by applicable law and regulations, and its disclosure must comply with the applicable rules.

Fifth Paragraph – If one or more candidates on the proposed slate are replaced, the Board of Directors or the shareholder or group of shareholders, as applicable, must immediately inform the Company’s Investor Relations Officer, providing the information and documents required by applicable law and regulations regarding the substitute candidates.

Sixth Paragraph – Among the names nominated by the Board of Directors or by shareholders, those who qualify as Independent Directors must be identified, in accordance with the provisions of Article 18 above.

Seventh Paragraph – It is prohibited for the same shareholder, individually or jointly with other shareholders, to submit more than one slate. However, the same person may be included in two or more slates, including the one nominated by the Board of Directors.

Eighth Paragraph – Each shareholder may vote in favor of only one slate, and the candidates on the slate receiving the highest number of votes at the General Meeting shall be declared elected.

Ninth Paragraph – In the event of election of the members of the Board of Directors through the cumulative voting process, the slate election shall no longer apply, and the candidates for the Board of Directors shall be those included in the slates referred to in this Article, as well as any other candidates nominated, provided that the information and documents required by applicable law and regulations regarding the candidates are submitted to the General Meeting.

Article 21

The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted.

First ~~Sole~~ Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office.

Second Paragraph - The instrument of investiture of the members of the Board of Directors shall include their submission to the arbitration clause referred to in these Bylaws.

Article 22

The terms of office of the Chairman and Vice-Chairman will be two (2) years, with re-election being permitted.

Article 23

In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as President of the Board of Directors.

Article 24

In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in nominated by the remaining Members, pursuant to Article 150 of Law No. 6,404/76 ~~from among the alternate Members~~, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

Article 25

The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members.

First Paragraph - Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty eight (48) hours, in addition to making duly supported docket available.

Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 26

The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation.

Article 27

The Board of Directors is responsible for:

(i)	setting the general business policy of the Company;

(ii)	deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than two hundred and forty million reais (R$240,000,000.00);

(iii)	deciding the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof;

(iv)	approving proposals for policies to be applied generally within the Company, including the contracting of insurance;

(v)	providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves;

(vi)	approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees;

(vii)	approving the criteria for the employee participation in the profit sharing program;

(viii)	appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders’ Agreements filed at the Company’s headquarters;

(ix)	monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;

(x)	appointing and replacing the independent auditors of the Company;

(xi)	calling the Annual and Extraordinary General Meeting(s);

(xii)	submitting to the General Meeting proposals regarding consolidation, spinoff, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital;

(xiii)	deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums;

(xiv)	approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding four hundred and eighty million reais (R$480,000,000.), in accordance with the Company’s Business Plan;

(xv)	approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvi)	approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the noncurrent assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvii)	deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the noncurrent assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies;

(xviii)	decide on the execution of contracts between the Company or any subsidiary of the Company on the one hand, and on the other hand, any of its related parties, as defined in the Company's policy that regulates this matter, in amounts greater than R$ 30,000,000.00 (thirty million reais) per operation or higher, together, to R$90,000,000.00 (ninety million reais) per fiscal year, considering that this refers to the set of related transactions, pursuant to the definition of related transactions provided in CVM Resolution No. 80/22;

(xix)	setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere;

(xx)	to approve the acquisition of raw materials, by the Company or any of its subsidiaries, in an annual value greater than the equivalent amount in Reais of US $ 350,000,000.00 (three hundred and fifty million dollars), by contract or sequence of similar contracts within of the same operation, considering the period of 12 (twelve) months from the first contract, observing that the acquisitions of raw material with related parties must follow the rule provided for in item “xviii”;

(xxi)	deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company;

(xxii)	deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”);

(xxiii)	approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

(xxiv)	approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares;

(xxv)	approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, of stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting;

(xxvi)	approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company;

(xxvii)	approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission;

(xxviii)	instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from Article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors;

(xxix)	deciding, within the limits of its authority, on cases not covered by these bylaws;

(xxx)	authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company; and

(xxxi)	to decide annually on the maintenance or adjustment by the IPCA index or another officially recognized inflation index that may replace it, of the amounts and limits set forth in items II, XIV, XVII, XVIII, and XX of Article 26 of these Bylaws.

Article 28

The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions:

a) calling and directing the meetings of the Board of Directors; and

b) calling the General Meeting, subject to approval by the Board of Directors.

Article 29

The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

CHAPTER VII

COMPLIANCE AND AUDIT

Article 30

The Company will have a permanent Compliance and Audit Committee set pursuant to the Bylaws, advisory body directly linked to the Board of Directors, composed of five (5) members elected by the Board of Directors.

First Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws shall have in its composition (i) 3 (three) independent members of its Board of Directors pursuant to the Company's own policy; and (ii) 2 (two) members who are not members of the Board of Directors, chosen in accordance with paragraph 2.

Second Paragraph - The 2 (two) non-participating members of the Board of Directors shall be independent members, pursuant to CVM Resolution No. 23/21 or any other that may replace it, and shall be chosen by the said body among those indicated in the list, to be submitted by the Chairman of the Board of Directors, drawn up by a specialized company with proven experience, and the indication of names by shareholders is not allowed.

Third Paragraph - The instrument of investiture of the members of the Statutory Compliance and Audit Committee shall include their submission to the arbitration clause referred to in these Bylaws.

Forth ~~Third~~ Paragraph - For the purposes of complying with CVM Resolution No. 23/21, at least 1 (one) of the 3 (three) members of the Company's Board of Directors who are members of the Compliance and Audit Committee set pursuant to the Bylaws must simultaneously meet the independence criteria provided for in the the Company's own policy and the independence criteria provided for in CVM Resolution 23/21 or any other that may replace it.

Fifth ~~Forth~~ Paragraph - The members of the Compliance and Audit Committee set pursuant to the Bylaws will be elected for a term of 02 (two) years and will hold their positions for a maximum of 10 (ten) years.

Sixth ~~Fifth~~ Paragraph - For the members of the Compliance and Audit Committee set pursuant to the Bylaws who are members of the Board of Directors, the resignation or removal of the position of member of the Board of Directors will automatically result in the resignation or removal, as the case may be, of the position of member of the Compliance and Audit Committee set pursuant to the Bylaws.

Seventh ~~Sixth~~ Paragraph - At least one of the members of the Compliance and Audit Committee set pursuant to the Bylaws must have recognized knowledge in the areas of corporate accounting, auditing and finance, which characterizes him as a financial expert, pursuant to CVM Resolution No. 23/21 or any other that replace it, the US laws applicable to the Company and listing rules to which the Company is subject, and the financial specialist may or may not be a member of the Board of Directors.

Eighth ~~Seventh~~ Paragraph - The participation of Directors and employees of the Company, its subsidiaries, parent company, affiliates or companies under common control, directly or indirectly, in the Compliance and Audit Committee set pursuant to the Bylaws is prohibited.

Ninth ~~Eighth~~ Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws will have its own internal regulations approved by the Board of Directors which will describe in detail its functions, as well as its operating procedures and attributions of its Coordinator.

Tenth ~~Ninth~~ Paragraph - The exercise of the activities of the members of the Compliance and Audit Committee set pursuant to the Bylaws, as well as its internal regulations, shall comply with the rules provided for in Brazilian regulations, especially in CVM Resolution 23/21, and in the United States, including the provisions of Sarbanes–Oxley Act and in the rules issued by the Securities and Exchange Commission - SEC.

Eleventh ~~Tenth~~ Paragraph - The same duties and responsibilities imposed by law or by these Bylaws on the Company's managers shall apply to the members of the Compliance and Audit Committee set pursuant to the Bylaws.

Article 31

The Company must maintain an area dedicated to the activities of compliance, which will be led by an integral part of high hierarchy. Such member will report directly to the Compliance and Audit Committee set pursuant to the Bylaws and said member will not be subordinated or connected to any other area or any other Officer of the Company, and said member will have the powers required to ensure the fulfillment of his/her function in an independent manner.

CHAPTER VII

EXECUTIVE BOARD

Article 32

The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 33

The Executive Board officers will have a term of office of three (3) years.

First ~~Sole~~ Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the polices in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

Second Paragraph - The instrument of investiture of the Officers shall include their submission to the arbitration clause referred to in these Bylaws.

Article 34

In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.

Article 35

In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Article 36

The Executive Board will be responsible for:

a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies;

b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting;

Article 37

The Chief Executive Officer will be responsible for:

a) proposing the overall organizational macrostructure of the Company to the Board of Directors;

b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company’s Business Plan;

c) calling and presiding over meetings of the Executive Board;

d) submitting the Business Plan to approval by the Board of Directors; and

e) proposing polices to the Board of Directors for general application in the Company.

Article 38

The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.

Sole Paragraph – Without prejudice to the provisions of Article 39 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court.

Article 39

The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board.

Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

Article 40

Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by:

a) 2 (two) Officer; or

b) 1 (one) Officer and one Attorney-in-Fact, or 2 (two) Attorneys-in-Fact with specific powers granted in accordance with Article 38 of these Bylaws.

First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws:

a) the endorsement of checks and money orders for deposit in the Company’s bank account;

b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS);

c) the registration and issue of documents regarding to labor, tax and customs and digital certification related matters; and

d) the receipt of any amounts due by signing the receipts and giving release.

Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in the Article 38 of these Bylaws.

Article 41

The Executive Board will meet when summoned by the Chief Executive Officer.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 33, Sole Paragraph.

Article 42

The Executive Board is prohibited from:

a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors;

b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees on third-party liabilities, except to controlled companies, or if expressly authorized by the Board of Directors.

CHAPTER IX

FISCAL BOARD

Article 43

The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares.

Article 44

The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting.

First Paragraph – The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the polices in effect at the Company, and the instrument of investiture shall include their submission to the arbitration clause referred to in these Bylaws, remaining in their posts with full exercise of their duties until their substitutes take office.

Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors form among the substitutes Directors, pursuant to the provision of the Shareholders’ Agreements filed at the Company’s headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Third Paragraph – The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.

Article 45

The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.

CHAPTER X

FINANCIAL YEAR, FINANCIAL STATEMENTS AND

DISTRIBUTION OF PROFITS

Article 46

The financial year begins on January 1 and ends on December 31 of each year.

Article 47

At the end of each financial year, the Company’s financial statements will be prepared on the basis of the Company’s official accounting records, as established by law.

First Paragraph - Profit sharing eventually attributable to the Company’s officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned:

a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and

b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements. If there is positive net income in such statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, ad referendum of the General Meeting.

Fifth Paragraph - The Board of Directors may declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets.

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 46 of these bylaws, respectively.

Article 48

The dividends and the interest on capital considered in the sixth paragraph of Article 46 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company.

CHAPTER XI

SHAREHOLDERS AGREEMENT

Article 49

The Shareholders Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company’s books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

CHAPTER XII

ARBITRATION ~~GENERAL CONSIDERATIONS~~

Article 50

The Company, its shareholders, managers, members of statutory bodies with technical or advisory functions, and the members of the fiscal board, whether effective or alternate members, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, in accordance with its rules, any dispute that may arise among them related to or arising from their capacity as issuer, shareholders, managers, members of statutory bodies with technical or advisory functions, and members of the fiscal board, whether effective or alternate members, especially those arising from the provisions of Law No. 6,385/76, Law No. 6,404/76, the Company’s Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil, and the Brazilian Securities and Exchange Commission, as well as other applicable rules governing the functioning of the capital markets in general.

Sole Paragraph – Without prejudice to the validity of this arbitration clause, any request for urgent measures by the parties, prior to the constitution of the Arbitral Tribunal, shall be submitted exclusively to the Judiciary, it being certain that the forum elected for such measures is the Courts of the Capital of the State of São Paulo.

CHAPTER XIII

GENERAL CONSIDERATIONS

Article 51~~0~~

The Company shall be liquidated pursuant to the terms of the Law.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period.

Article 52~~1~~

The amounts in US dollars mentioned in these Bylaws shall be used exclusively as a reference for the range of values and shall be considered by their equivalent values in Reais, converted by the average exchange rate disclosed by the Central Bank of Brazil, considering for this purpose the average of the month prior to the operation.

Consolidation - 11/30/2004

Amendment on 03/31/2005 - Article 4 – Reverse Shares Split

Amendment on 05/31/2006 - Article 4 - Capital Stock – Incorporation of Polialden

Amendment on 04/02/2007 - Article 4 - Capital Stock – Incorporation of Politeno

Amendment on 07/31/2007 - Article 4 - Capital Stock – Board of Directors Meeting No. 530

Amendment on 3/6/2008 - Article 4 - Capital Stock – Extraordinary General Meeting (EGM)

Amendment on 05/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of Grust

Amendment on 09/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of IPQ

Amendment on 12/22/2008 - Article 4 - Cancellation of Shares

Amendment on 04/30/2009 - Article 4 and Paragraph 1 - Capital Stock – Incorporation of P. Triunfo

Amendment on 02/25/2010 - Article 4, Paragraph 1 - Limit of Authorized Capital

Amendment on 12/27/2010 - Article 4 - Capital Stock – Incorporation of Quattor Petroquímica Reform and Consolidation - 02/28/2012

Amendment on 04/12/2012 - Article 4 - Capital Stock - EGM - Cancellation of Shares

Amendment and Consolidation - 04/16/2016 - Article 4 - Conversion of class "B" preferred shares into class "A" preferred shares

Amendment on 11/30/2017 - Article 2, inclusion of the activities that were developed by Braskem Petroquímica Ltda. and had no equivalent in the Company's corporate purpose; Article 4, Conversion of class "B" preferred shares into class "A" preferred share; and Article 39, Rectification of letter "b" for conceptual alignment with item "xx" of Article 26.

Amendment on 04/30/2018 - Article 4, Conversion of class "B" preferred shares into class "A" preferred shares; Article 18, Insertion of paragraphs 1, 2 and 3 to provide for a minimum percentage of 20% of independent members of the Company's Board of Directors; and New Chapter VII, providing for the creation of a permanent Compliance Committee and the formalization of the existence of a Compliance area in the Company.

Amendment on 10/16/2018 – Article 4th, conversion of class “B” preferred shares into class “A”; Article 26, item “xviii”, in order to exclude the exception to raw material contracts under the competence of the Board of Directors that deals with contracting with related parties, include reference to the company policy that regulates the matter, as well as to increase the limit values for approval. Consolidation on 08/24/2020 – Consolidation of the amendments to the Bylaws approved at the Company's General Meetings of November 30, 2017, April 30, 2018 and October 16, 2018, since such meetings did not formalize the consolidation of the Company's Bylaws.

Amendment on 04/13/2021 - Article 1, paragraph 1 to change the corporate name of B3 S.A. - Brasil, Bolsa Balcão; Article 17, (xi) for cross-reference adjustment; Article 26 (xx) for inclusion of item to regulate the competence of the Board of Directors to deliberate on the acquisition of raw materials; Article 26 (xxv) for wording adjustment; Creation of Article 50 to provide for the applicable rules for converting the limit for the acquisition of raw materials foreseen in dollars to the equivalent in reais.

Amendment on 07/30/2021 - Articles 29 and 30, transformation of the Compliance Committee into the Compliance and Audit Committee set pursuant to the Bylaws.

Amendment on 04/19/2022 - Article 4, conversion of class "B" preferred shares into class "A" preferred shares

Amendment on 11/13/2025 – Article 2 to detail the list of the Company's objectives, aligning the corporate purpose with the current reality and activities performed by the Company; inclusion of Article 20 to specify the rules and procedures for the election of the Board of Directors at the General Shareholders’ Meeting; Article 27 to update the approval thresholds of the Board of Directors based on inflation since the last update (IPCA), and to include a provision authorizing the Board of Directors to annually decide on the maintenance or monetary adjustment of such thresholds, in addition to removing from the Board of Directors’ responsibilities the selection and replacement of independent auditors of the Company’s subsidiaries.

* * *

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly Held Company

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 27, 2026

ANNEX III

Consolidated Bylaws of the Company.

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1

BRASKEM S.A., a publicly listed company, with headquarters of the Municipality of Camaçari, State of Bahia, and legal domicile in the Municipality of São Paulo, State of São Paulo, is governed by these bylaws and by the appropriate legislation.

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the B3 Level 1 Listing Regulation (“Regulation”).

Second Paragraph – The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.

Article 2

The objectives of the Company are as follows:

a)	the manufacture, commercialization, distribution, import and export of chemical products, petrochemicals, thermoplastic resins, their respective compounds, processed and derived products, including those from biotechnology and renewable sources, as well as recycled products;

b)	production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services;

c)	production, distribution and trading of electricity for its own consumption and for third-party companies;

d)	the taking of holdings in other companies, as a holder of quotas or share;

e)	the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives, natural gas derivatives, or raw materials from renewable or circular sources;

f)	the transportation, including maritime and river navigation, representation and consignment of chemical and petrochemical products, thermoplastic resins, their respective compounds, processed and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers, including biotechnology and from renewable sources, as well as recycled products;

g)	the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company;

h)	the provision of services related to the activities above and similar ones; and

i)	research, development, licensing, and direct or indirect exploitation of (i) proprietary or third-party technologies in the fields of chemistry, petrochemistry, plastics, biotechnology, biorefinery, energy and/or related to the activities above or in businesses adjacent to the corporate purpose; (ii) business models and/or digital technologies related to the activities above or in businesses adjacent to the corporate purpose.

Article 3

The Company’s term of duration is unspecified.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 4

The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty cents (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and seven thousand, eight hundred and thirty-four (797,207,834) shares, of which 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, three hundred and forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) class “A” preferred shares; and four hundred and seventy-eight, seven hundred and ninety (478,790) class “B” preferred shares.

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class “A” preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”).

Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76.

Article 5

The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

Article 6

All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No 6,404/76.

Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish: (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted.

Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Article 7

Subscription and payment in full for the shares will be subject to the following criteria:

a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis;

b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation;

c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase;

d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting;

e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares;

f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders;

g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Article 8

Each common share carries the right to one vote on the decisions of the General Meeting.

Article 9

Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges:

a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “g” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 46, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year;

b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article;

c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “g” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article;

d) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock;

e) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock;

f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription;

g) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

CHAPTER III

JOINT SALE RIGHTS.

Article 10

In the event that the controllers of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 11

Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the ceding party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s).

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

Article 12

The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court Resolution or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

CHAPTER IV

PERMANENT BODIES OF THE COMPANY

Article 13

The following are permanent bodies of the Company:

a) the General Meeting;

b) the Board of Directors;

c) the Executive Board;

d) the Fiscal Board.

CHAPTER V

THE GENERAL MEETING

Article 14

The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.

Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law.

Article 15

Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.

Article 16

Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to two (2) days prior to the holding of the said Meeting.

First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission.

Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of Article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.

Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.

Article 17

The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

(xvi)	altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided;

(xvii)	creation of classes of preferred shares more favorable than the existing classes;

(xviii)	conversion of preferred shares into common shares of the Company;

(xix)	participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76;

(xx)	amendment to the Company’s bylaws;

(xxi)	increase or reduction of the Company’s Capital of Stock beyond the limit of the authorized capital, as well as redemption or amortization of its shares;

(xxii)	transformation, consolidation, spin-off, merger or merger of shares involving the Company;

(xxiii)	increase or reduction in the number of members in the Company’s Board of Directors;

(xxiv)	Resolution of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation;

(xxv)	alteration of the dividends policy or the minimum mandatory dividends set forth in the Company’s bylaws;

(xxvi)	issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiv, below;

(xxvii)	decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held Company;

(xxviii)	appraisal of the assets which the shareholder contributes to the Capital of Stock increase;

(xxix)	election and substitution of members of the Board of Directors and Fiscal Council; and

(xxx)	fix determination of the annual compensation of administrators.

CHAPTER VI

THE BOARD OF DIRECTORS

Article 18

The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, whether resident of Brazil or not, who are elected and may be removed from office at any time by the General Meeting.

First Paragraph – At least twenty percent (20%) of the members of the Board of Directors shall be independent directors, in accordance with the definition contained in the Company's policies.

Second Paragraph – When, by virtue of compliance with the percentage referred to in Paragraph 1 above, the result is a fractional number of directors, there shall be made a rounding up to the subsequent whole number.

Third Paragraph – The directors elected by separate vote shall be considered independent.

Article 19

The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph – The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulation.

Article 20

The election of the members of the Board of Directors shall be carried out through a slate system, and individual voting for candidates shall be prohibited, except for the right to separate election provided for in Article 141, paragraphs 4 and 5 of Law No. 6,404/76, when applicable.

First Paragraph – For clarification purposes, the provision in the caput shall not apply to the individual replacement of up to the majority of the seats on the Board of Directors due to vacancies.

Second Paragraph – In the election referred to in this Article, only the following may run: (a) the slate nominated by the Board of Directors, observing, when applicable, the provisions of the Shareholders’ Agreements filed at the Company’s headquarters; and (b) the slate or slates nominated, as provided for in paragraph 4 of this Article, by any shareholder or group of shareholders.

Third Paragraph – The Board of Directors shall, by the date of the call notice for the General Meeting convened to elect all members of the Board of Directors, disclose in the management proposal or other materials made available for the Meeting the names of the candidates included in the slate proposed by the Board of Directors and provide the information and documents required by applicable law and regulations.

Fourth Paragraph – The shareholder or group of shareholders wishing to propose an alternative slate to run for the Board of Directors must, at least 25 (twenty-five) days prior to the date scheduled for the General Meeting, submit in writing to the Board of Directors, with a copy to the Company’s Investor Relations Officer, the nomination of the candidates on their proposed slate, accompanied by the information and documents required by applicable law and regulations, and its disclosure must comply with the applicable rules.

Fifth Paragraph – If one or more candidates on the proposed slate are replaced, the Board of Directors or the shareholder or group of shareholders, as applicable, must immediately inform the Company’s Investor Relations Officer, providing the information and documents required by applicable law and regulations regarding the substitute candidates.

Sixth Paragraph – Among the names nominated by the Board of Directors or by shareholders, those who qualify as Independent Directors must be identified, in accordance with the provisions of Article 18 above.

Seventh Paragraph – It is prohibited for the same shareholder, individually or jointly with other shareholders, to submit more than one slate. However, the same person may be included in two or more slates, including the one nominated by the Board of Directors.

Eighth Paragraph – Each shareholder may vote in favor of only one slate, and the candidates on the slate receiving the highest number of votes at the General Meeting shall be declared elected.

Ninth Paragraph – In the event of election of the members of the Board of Directors through the cumulative voting process, the slate election shall no longer apply, and the candidates for the Board of Directors shall be those included in the slates referred to in this Article, as well as any other candidates nominated, provided that the information and documents required by applicable law and regulations regarding the candidates are submitted to the General Meeting.

Article 21

The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted.

First Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office.

Second Paragraph - The instrument of investiture of the members of the Board of Directors shall include their submission to the arbitration clause referred to in these Bylaws.

Article 22

The terms of office of the Chairman and Vice-Chairman will be two (2) years, with re-election being permitted.

Article 23

In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as President of the Board of Directors.

Article 24

In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in nominated by the remaining Members, pursuant to Article 150 of Law No. 6,404/76, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

Article 25

The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members.

First Paragraph - Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty eight (48) hours, in addition to making duly supported docket available.

Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 26

The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation.

Article 27

The Board of Directors is responsible for:

(i)	setting the general business policy of the Company;

(ii)	deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than two hundred and forty million reais (R$240,000,000.00);

(iii)	deciding the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof;

(iv)	approving proposals for policies to be applied generally within the Company, including the contracting of insurance;

(v)	providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves;

(vi)	approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees;

(vii)	approving the criteria for the employee participation in the profit sharing program;

(viii)	appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders’ Agreements filed at the Company’s headquarters;

(ix)	monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;

(x)	appointing and replacing the independent auditors of the Company;

(xi)	calling the Annual and Extraordinary General Meeting(s);

(xii)	submitting to the General Meeting proposals regarding consolidation, spinoff, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital;

(xiii)	deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums;

(xiv)	approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding four hundred and eighty million reais (R$480,000,000.), in accordance with the Company’s Business Plan;

(xv)	approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvi)	approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the noncurrent assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvii)	deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the noncurrent assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies;

(xviii)	decide on the execution of contracts between the Company or any subsidiary of the Company on the one hand, and on the other hand, any of its related parties, as defined in the Company's policy that regulates this matter, in amounts greater than R$ 30,000,000.00 (thirty million reais) per operation or higher, together, to R$90,000,000.00 (ninety million reais) per fiscal year, considering that this refers to the set of related transactions, pursuant to the definition of related transactions provided in CVM Resolution No. 80/22;

(xix)	setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere;

(xx)	to approve the acquisition of raw materials, by the Company or any of its subsidiaries, in an annual value greater than the equivalent amount in Reais of US $ 350,000,000.00 (three hundred and fifty million dollars), by contract or sequence of similar contracts within of the same operation, considering the period of 12 (twelve) months from the first contract, observing that the acquisitions of raw material with related parties must follow the rule provided for in item “xviii”;

(xxi)	deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company;

(xxii)	deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”);

(xxiii)	approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

(xxiv)	approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares;

(xxv)	approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, of stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting;

(xxvi)	approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company;

(xxvii)	approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission;

(xxviii)	instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from Article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors;

(xxix)	deciding, within the limits of its authority, on cases not covered by these bylaws;

(xxx)	authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company; and

(xxxi)	to decide annually on the maintenance or adjustment by the IPCA index or another officially recognized inflation index that may replace it, of the amounts and limits set forth in items II, XIV, XVII, XVIII, and XX of Article 26 of these Bylaws.

Article 28

The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions:

a) calling and directing the meetings of the Board of Directors; and

b) calling the General Meeting, subject to approval by the Board of Directors.

Article 29

The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

CHAPTER VII

COMPLIANCE AND AUDIT

Article 30

The Company will have a permanent Compliance and Audit Committee set pursuant to the Bylaws, advisory body directly linked to the Board of Directors, composed of five (5) members elected by the Board of Directors.

First Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws shall have in its composition (i) 3 (three) independent members of its Board of Directors pursuant to the Company's own policy; and (ii) 2 (two) members who are not members of the Board of Directors, chosen in accordance with paragraph 2.

Second Paragraph - The 2 (two) non-participating members of the Board of Directors shall be independent members, pursuant to CVM Resolution No. 23/21 or any other that may replace it, and shall be chosen by the said body among those indicated in the list, to be submitted by the Chairman of the Board of Directors, drawn up by a specialized company with proven experience, and the indication of names by shareholders is not allowed.

Third Paragraph - The instrument of investiture of the members of the Statutory Compliance and Audit Committee shall include their submission to the arbitration clause referred to in these Bylaws.

Forth Paragraph - For the purposes of complying with CVM Resolution No. 23/21, at least 1 (one) of the 3 (three) members of the Company's Board of Directors who are members of the Compliance and Audit Committee set pursuant to the Bylaws must simultaneously meet the independence criteria provided for in the the Company's own policy and the independence criteria provided for in CVM Resolution 23/21 or any other that may replace it.

Fifth Paragraph - The members of the Compliance and Audit Committee set pursuant to the Bylaws will be elected for a term of 02 (two) years and will hold their positions for a maximum of 10 (ten) years.

Sixth Paragraph - For the members of the Compliance and Audit Committee set pursuant to the Bylaws who are members of the Board of Directors, the resignation or removal of the position of member of the Board of Directors will automatically result in the resignation or removal, as the case may be, of the position of member of the Compliance and Audit Committee set pursuant to the Bylaws.

Seventh Paragraph - At least one of the members of the Compliance and Audit Committee set pursuant to the Bylaws must have recognized knowledge in the areas of corporate accounting, auditing and finance, which characterizes him as a financial expert, pursuant to CVM Resolution No. 23/21 or any other that replace it, the US laws applicable to the Company and listing rules to which the Company is subject, and the financial specialist may or may not be a member of the Board of Directors.

Eighth Paragraph - The participation of Directors and employees of the Company, its subsidiaries, parent company, affiliates or companies under common control, directly or indirectly, in the Compliance and Audit Committee set pursuant to the Bylaws is prohibited.

Ninth Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws will have its own internal regulations approved by the Board of Directors which will describe in detail its functions, as well as its operating procedures and attributions of its Coordinator.

Tenth Paragraph - The exercise of the activities of the members of the Compliance and Audit Committee set pursuant to the Bylaws, as well as its internal regulations, shall comply with the rules provided for in Brazilian regulations, especially in CVM Resolution 23/21, and in the United States, including the provisions of Sarbanes–Oxley Act and in the rules issued by the Securities and Exchange Commission - SEC.

Eleventh Paragraph - The same duties and responsibilities imposed by law or by these Bylaws on the Company's managers shall apply to the members of the Compliance and Audit Committee set pursuant to the Bylaws.

Article 31

The Company must maintain an area dedicated to the activities of compliance, which will be led by an integral part of high hierarchy. Such member will report directly to the Compliance and Audit Committee set pursuant to the Bylaws and said member will not be subordinated or connected to any other area or any other Officer of the Company, and said member will have the powers required to ensure the fulfillment of his/her function in an independent manner.

CHAPTER VII

EXECUTIVE BOARD

Article 32

The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 33

The Executive Board officers will have a term of office of three (3) years.

First Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the polices in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

Second Paragraph - The instrument of investiture of the Officers shall include their submission to the arbitration clause referred to in these Bylaws.

Article 34

In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.

Article 35

In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Article 36

The Executive Board will be responsible for:

a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies;

b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting;

Article 37

The Chief Executive Officer will be responsible for:

a) proposing the overall organizational macrostructure of the Company to the Board of Directors;

b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company’s Business Plan;

c) calling and presiding over meetings of the Executive Board;

d) submitting the Business Plan to approval by the Board of Directors; and

e) proposing polices to the Board of Directors for general application in the Company.

Article 38

The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.

Sole Paragraph – Without prejudice to the provisions of Article 39 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court.

Article 39

The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board.

Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

Article 40

Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by:

a) 2 (two) Officer; or

b) 1 (one) Officer and one Attorney-in-Fact, or 2 (two) Attorneys-in-Fact with specific powers granted in accordance with Article 38 of these Bylaws.

First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws:

a) the endorsement of checks and money orders for deposit in the Company’s bank account;

b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS);

c) the registration and issue of documents regarding to labor, tax and customs and digital certification related matters; and

d) the receipt of any amounts due by signing the receipts and giving release.

Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in the Article 38 of these Bylaws.

Article 41

The Executive Board will meet when summoned by the Chief Executive Officer.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 33, Sole Paragraph.

Article 42

The Executive Board is prohibited from:

a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors;

b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees on third-party liabilities, except to controlled companies, or if expressly authorized by the Board of Directors.

CHAPTER IX

FISCAL BOARD

Article 43

The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares.

Article 44

The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting.

First Paragraph – The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the polices in effect at the Company, and the instrument of investiture shall include their submission to the arbitration clause referred to in these Bylaws, remaining in their posts with full exercise of their duties until their substitutes take office.

Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors form among the substitutes Directors, pursuant to the provision of the Shareholders’ Agreements filed at the Company’s headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Third Paragraph – The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.

Article 45

The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.

CHAPTER X

FINANCIAL YEAR, FINANCIAL STATEMENTS AND

DISTRIBUTION OF PROFITS

Article 46

The financial year begins on January 1 and ends on December 31 of each year.

Article 47

At the end of each financial year, the Company’s financial statements will be prepared on the basis of the Company’s official accounting records, as established by law.

First Paragraph - Profit sharing eventually attributable to the Company’s officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned:

a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and

b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements. If there is positive net income in such statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, ad referendum of the General Meeting.

Fifth Paragraph - The Board of Directors may declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets.

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 46 of these bylaws, respectively.

Article 48

The dividends and the interest on capital considered in the sixth paragraph of Article 46 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company.

CHAPTER XI

SHAREHOLDERS AGREEMENT

Article 49

The Shareholders Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company’s books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

CHAPTER XII

ARBITRATION

Article 50

The Company, its shareholders, managers, members of statutory bodies with technical or advisory functions, and the members of the fiscal board, whether effective or alternate members, undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, in accordance with its rules, any dispute that may arise among them related to or arising from their capacity as issuer, shareholders, managers, members of statutory bodies with technical or advisory functions, and members of the fiscal board, whether effective or alternate members, especially those arising from the provisions of Law No. 6,385/76, Law No. 6,404/76, the Company’s Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil, and the Brazilian Securities and Exchange Commission, as well as other applicable rules governing the functioning of the capital markets in general.

Sole Paragraph – Without prejudice to the validity of this arbitration clause, any request for urgent measures by the parties, prior to the constitution of the Arbitral Tribunal, shall be submitted exclusively to the Judiciary, it being certain that the forum elected for such measures is the Courts of the Capital of the State of São Paulo.

CHAPTER XIII

GENERAL CONSIDERATIONS

Article 51

The Company shall be liquidated pursuant to the terms of the Law.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period.

Article 52

The amounts in US dollars mentioned in these Bylaws shall be used exclusively as a reference for the range of values and shall be considered by their equivalent values in Reais, converted by the average exchange rate disclosed by the Central Bank of Brazil, considering for this purpose the average of the month prior to the operation.

Consolidation - 11/30/2004

Amendment on 03/31/2005 - Article 4 – Reverse Shares Split

Amendment on 05/31/2006 - Article 4 - Capital Stock – Incorporation of Polialden

Amendment on 04/02/2007 - Article 4 - Capital Stock – Incorporation of Politeno

Amendment on 07/31/2007 - Article 4 - Capital Stock – Board of Directors Meeting No. 530

Amendment on 3/6/2008 - Article 4 - Capital Stock – Extraordinary General Meeting (EGM)

Amendment on 05/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of Grust

Amendment on 09/30/2008 - Article 4 – Capital Stock - EGM – Incorporation of IPQ

Amendment on 12/22/2008 - Article 4 - Cancellation of Shares

Amendment on 04/30/2009 - Article 4 and Paragraph 1 - Capital Stock – Incorporation of P. Triunfo

Amendment on 02/25/2010 - Article 4, Paragraph 1 - Limit of Authorized Capital

Amendment on 12/27/2010 - Article 4 - Capital Stock – Incorporation of Quattor Petroquímica Reform and Consolidation - 02/28/2012

Amendment on 04/12/2012 - Article 4 - Capital Stock - EGM - Cancellation of Shares

Amendment and Consolidation - 04/16/2016 - Article 4 - Conversion of class "B" preferred shares into class "A" preferred shares

Amendment on 11/30/2017 - Article 2, inclusion of the activities that were developed by Braskem Petroquímica Ltda. and had no equivalent in the Company's corporate purpose; Article 4, Conversion of class "B" preferred shares into class "A" preferred share; and Article 39, Rectification of letter "b" for conceptual alignment with item "xx" of Article 26.

Amendment on 04/30/2018 - Article 4, Conversion of class "B" preferred shares into class "A" preferred shares; Article 18, Insertion of paragraphs 1, 2 and 3 to provide for a minimum percentage of 20% of independent members of the Company's Board of Directors; and New Chapter VII, providing for the creation of a permanent Compliance Committee and the formalization of the existence of a Compliance area in the Company.

Amendment on 10/16/2018 – Article 4th, conversion of class “B” preferred shares into class “A”; Article 26, item “xviii”, in order to exclude the exception to raw material contracts under the competence of the Board of Directors that deals with contracting with related parties, include reference to the company policy that regulates the matter, as well as to increase the limit values for approval. Consolidation on 08/24/2020 – Consolidation of the amendments to the Bylaws approved at the Company's General Meetings of November 30, 2017, April 30, 2018 and October 16, 2018, since such meetings did not formalize the consolidation of the Company's Bylaws.

Amendment on 04/13/2021 - Article 1, paragraph 1 to change the corporate name of B3 S.A. - Brasil, Bolsa Balcão; Article 17, (xi) for cross-reference adjustment; Article 26 (xx) for inclusion of item to regulate the competence of the Board of Directors to deliberate on the acquisition of raw materials; Article 26 (xxv) for wording adjustment; Creation of Article 50 to provide for the applicable rules for converting the limit for the acquisition of raw materials foreseen in dollars to the equivalent in reais.

Amendment on 07/30/2021 - Articles 29 and 30, transformation of the Compliance Committee into the Compliance and Audit Committee set pursuant to the Bylaws.

Amendment on 04/19/2022 - Article 4, conversion of class "B" preferred shares into class "A" preferred shares

Amendment on 11/13/2025 – Article 2 to detail the list of the Company's objectives, aligning the corporate purpose with the current reality and activities performed by the Company; inclusion of Article 20 to specify the rules and procedures for the election of the Board of Directors at the General Shareholders’ Meeting; Article 27 to update the approval thresholds of the Board of Directors based on inflation since the last update (IPCA), and to include a provision authorizing the Board of Directors to annually decide on the maintenance or monetary adjustment of such thresholds, in addition to removing from the Board of Directors’ responsibilities the selection and replacement of independent auditors of the Company’s subsidiaries.

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.